

PROSPECTUS - **(Offering End Date Amended to March 2020, thus Bond Maturity will be in March 2027)**

DEGREES PLATO LLC DBA DEGREES PLATO

Amount to be Raised: **$250,000**

Degrees Plato Series A 03-2027 Bonds

We are offering to sell up to **25,000** units of our **Degrees Plato Series A 03-2027 bonds**. The specific terms of our bond offering are outlined below. You should read this prospectus and the applicable supplementary information carefully before you invest.

We are offering bonds directly to investors on the SMBX. SMBX is a FINRA-registered Regulation Crowdfunding (Reg CF) funding portal, which acts as the intermediary in this bond issuance, pursuant to its legal authority to act as an intermediary effecting Reg CF securities transactions on behalf of qualified investors.

Investing in these bonds involves risks, which include but are not limited to those described in the "Risk Factors" section, beginning on page 7 of this prospectus.

Our bonds are <u>unsecured</u>, and are not savings accounts, deposits, or obligations of another entity besides our company. Our bonds are not guaranteed by SMBX, our company, or any other bank, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The SEC and FINRA have approved Reg CF offerings. However, neither the SEC, FINRA, nor any state securities commission has approved nor disapproved of this bond offering or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

	PAGE
TITLE PAGE	1
TABLE OF CONTENTS	1
ABOUT THIS PROSPECTUS	2
SUMMARY	3
SIGNATURE AND DATE	5
COMPANY INFORMATION	5
Statement of Eligibility	6
Directors, Officers, Principals	6
Description of Business	6
Financial Condition	7
Risk Factors	7
DESCRIPTION OF OFFERING	8
Use of Proceeds	8
Investment Considerations	8

Overview of Offering Terms   9
Payment of Principal and Interest   9
Interest and Interest Rates   9
Redemption and Repayment   9
Survivor's Option   9
Subordination   9
Defaults and Rights of Acceleration   10
Collection of Indebtedness   10
Opening New Bond Series and Future Funding   10
REGISTRATION AND SETTLEMENT   10
Book-Entry System   11
Registration, Transfer, and Payment of Certified Bonds   11
TAX CONSEQUENCES TO U.S. HOLDERS   11
REGULATORY CONSIDERATIONS   12
Legal Authority and Obligations of SMBX   12
Terms of Investor Participation   12
Limitations on Investment   14
Issuer Obligations   14
Where You Can Find More Information   14

ABOUT THIS PROSPECTUS

This document is a bond prospectus that includes but is not limited to the information required by the Form C registration statement filed by **Degrees Plato LLC** with the Securities and Exchange Commission, or the "SEC."

This Form is used as the offering statement of **Degrees Plato LLC**, which is offering for sale, their **Degrees Plato Series A 03-2027 bonds**. Any related amendments and progress reports, required to be added by **Degrees Plato LLC** when offering securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 et seq.), will be attached as Appendices.

This Form is also used for an annual report, required by Rule 202 of Regulation Crowdfunding (§ 227.202), and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

Degrees Plato LLC, filing this Form for a bond offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.), files this Form prior to the commencement of the offering, and includes the information required by Rule 201 of Regulation Crowdfunding (§ 227.201). **Degrees Plato LLC** also includes, as required, the Summary (see below) as an XML-based portion of this Form.

Degrees Plato LLC will file a report with the Commission annually up until the maturity of the bond offering, and will post the report on either or both our company's website or on our offering page on the SMBX, no later than 120 days after the end of each fiscal year covered by the report.

In such annual report(s), we will provide financial statements certified by our principal executive officer to be true and complete in all material respects. If, however, we have available financial statements prepared in accordance with U.S. generally accepted accounting principals (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements will be provided, and subsequently, certification by our principal executive officer will not be required.

Investors should only rely on the information provided in this prospectus and additional supplements that can be found on the Degrees Plato offering page on the SMBX under "Issuer Financial Information", including any information incorporated by reference. Neither **Degrees Plato LLC**, nor any promoter or affiliate of **Degrees Plato LLC**, nor SMBX, nor any U.S. regulatory agency has authorized anyone to provide different information. We are not offering the bonds in any jurisdiction where their offer or sale is not permitted. All aspects of this offering are made pursuant to the legal authorization for securities offerings of Reg CF, also known as a "crowdfunding investment".

A crowdfunding investment involves risk. You should not invest in any bonds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of **Degrees Plato LLC** and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

SUMMARY

This section is considered the "cover page", under the general instructions of Form C. Information on this cover page will be generated based on the information provided in XML format on EDGAR. All additional information in this document will also be submitted to EDGAR, in file format consistent with Regulation S-T (§ 232 et seq.)

This section highlights the basics of the legal and financial terms of the bonds that are described in more detail throughout this prospectus. Final terms of this particular bond offering, if modified, will be contained in the supplemental Appendices. The terms in the Appendices may vary from and supersede the terms contained in this prospectus. Before you decide to purchase any bonds, you should read the more detailed information appearing elsewhere in this prospectus and in the applicable Appendices.

Issuer……………………**Degrees Plato LLC,** California, May 9, 2016
DBA Degrees Plato
4251 MacArthur Boulevard
Oakland, CA 94619
https://degreesplato.com
CIK: 0001797667

Intermediary…………**SMBX Inc.**
DBA SMBX
https://thesmbx.com
CIK: 0001707214
SEC File No: 007-00129

Compensation Disclosure……………………………………………………SMBX charges an issuer 3.5% on the total amount of any capital raise following the close of the offering. SMBX also charges an issuer a $100 annual maintenance fee through the maturity of their bonds. SMBX has no arrangement to acquire an interest in the issuer. For the Degrees Plato offering specifically, SMBX will not be charging an upfront capital raise fee or maintenance fee.

Securities……………………………………………………………..Degrees Plato Series A 03-2027 bonds
Number……………………………………………………………… 25,000
Issuance Price…………………………………………………………$10.00 per unit/bond
Amount…………………………………………………………………$250,000
Maturity………………………………………………………………… Each bond will mature 84 months after its issue date in March 2027
Interest ………………………………………………………………… This bond yields a fixed interest. The interest rate or final clearing yield will be determined in an auction format and disclosed to investors at the close of a successful offering. Interest is accrued daily beginning on the offering's completion date or bond issuance date. The bond issuance date will be the date that investors receive their bond certificates. An investor should expect to receive principal + interest payments on their bonds each month on the same day until the maturity of the bond or for as long as the investor holds the bond. (For example, if the bond's issuance date is July 16, 2019, then the accrual period for the bond's interest payment in August will be from July 16, 2019 to August 15, 2019. The first principal + interest payment the investor will receive will then be August 16, 2019). Any payment date that lands on a bank holiday or weekend or at the end of the month on a day that every month may not have (i.e. the 31st of a month, only some months have 31sts), then investors will be paid the following business day.

Principal……………………………………………………………………….The principal is the original amount an investor invests in the offering. It is also the amount which accrues interest during the life of the bond. As principal is paid down each month over **84** months, interest will also decrease and will be calculated based on the remaining principal until the principal on an investment is fully paid back to an investor.

Status……………………………………………………………………………Oversubscription (in the form of investment commitments over the fundraise target) is allowed during the auction in order to determine the final clearing yield that the market is demanding, but once the auction is completed, there is no oversubscription allowed. The offering will be capped at the fund raise amount of **$250,000** (total offering amount), and is filled on a pro-rata/first-come first-serve basis based on the lowest clearing yield post auction close. The deadline to reach the target amount is at least 21 days from the start of the offering (the remaining auction period will always be highlighted to the investor on the offering's page). If the sum of the investment commitments does not equal to or reach the target offering amount at the offering deadline, then either 1) an issuer accepts a lower fund raised amount and investors invested in the bonds also confirm this change to the offering, at which case, the offering will be finalized and processed through accordingly or 2) no securities will be sold in the offering and investment commitments will be cancelled and committed funds will be credited back to investors' bank accounts or credit cards.

Offering Period………………………………………………………The offering begins at 9:30am PT on **Tuesday, January 7, 2020**, and ends at 5pm PT at least 21 days from the offering go-live date.

Redemption and Repayment…………………………………………….This offering begins repayment 1 month after its bond issuance date on the same day as the bond issuance date each month, with the initial payment of principal + interest being withheld from the successful offering and remaining in the issuer's escrow until release 1 month after issuance; subsequent payments are made the same day as the bond issuance date each month until maturity in **March 2027**.

Subordination and Acceleration Rights……………………………This security is unsecured.

Survivor's Option…………………………………………………………There is no survivor's option for this security. The bond may however, be transferred by an authorized representative of the current beneficial owner of the bond to a new beneficial owner provided the new beneficial owner qualifies to register an account with SMBX to receive the bond's future payments. See Survivor's option for more details.

Resale Restrictions…………………………………………………….Securities issued pursuant to Section 4(a)(6) are not freely transferrable by the investor/purchaser during the one year period beginning when the securities are issued, unless such securities are transferred to the issuer of the securities, an accredited investor, as part of an offering registered with the commission, or to a member of the family of the purchaser.

Number of Company Employees……………………………………….13

Financial Overview……………………………………………………….Latest 2 Years of financial information included (Note: Degrees Plato LLC has been in operations from June of 2017 only, so 2017 financials represent 7 months of a full year, and 2019 financials have not been finalized as of the offering start date, thus not represented here. For annualized 2019 figures, please see Financial Condition section of the Form C).

	Most recent fiscal year-end: 2018	Prior fiscal year-end: 2017
Total Assets	$ 162,485	$ 136,023
Cash & Cash Equivalents	$ 13,634	$ 5,106
Accounts Receivable	$ 55,621	$ 19,437
Short-term Debt	$ 0	$ 0
Long-term Debt	$ 220,496	$ 237,981
Revenues / Sales	$ 1,035,654	$ 432,977
Cost of Goods Sold	$ 870,503	$ 445,135
Taxes Paid	$ 5,809	$ 5,745
Net Income	$ 16,527	$ -249,814



Escrow Agent...Boston Private Bank and Trust Company, 160 Bovet Road, San Mateo, CA, 94402.

SIGNATURE AND DATE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), **Degrees Plato LLC** certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C, and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Degrees Plato LLC

By Richard Allen, Co-Owner

DocuSigned by:
Richard Allen
2FC55C40C83D481...
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
Richard Allen
2FC55C40C83D481...
(Signature)

Richard Allen
(Co-Owner)

1/2/2020
(Date)

COMPANY INFORMATION

Degrees Plato LLC, DBA Degrees Plato is the legal name of the issuer.

Statement of Eligibility

Degrees Plato LLC is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia. **Degrees Plato LLC** is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. **Degrees Plato LLC** is not an investment company registered or required to be registered under the Investment Company Act of 1940. **Degrees Plato LLC** is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. **Degrees Plato LLC** has filed with the Commission and provided to investors, to the extent required, the annual reports and financial statements required by

Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports). **Degrees Plato LLC** is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. Neither **Degrees Plato LLC** nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Directors, Officers, Principals

Directors

Name of Director	Dates of Board Service	Principal Occupation	Employer	Dates of Service	Title / Position	Principal Business
Richard Allen	N/A	Owner	Degrees Plato	2017-Present	Owner	Limited-Service Restaurants
Mercedes Sperling	N/A	Owner	Degrees Plato	2017-Present	Owner	Limited-Service Restaurants

Officers

Name of Officer	Title / Position	Dates of Service	Responsibilities
Richard Allen	Owner	2017-Present	Owner
Mercedes Sperling	Owner	2017-Present	Owner

Principal Security Holders
The company's beneficial security holders are:

Name of Holder	% of Voting Power Prior to Offering
Richard Allen	51%
Mercedes Sperling	49%

NOTE: Total voting power is calculated to include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they have been included as being "beneficially owned." Outstanding voting equity securities are calculated to assume all outstanding options are exercised and all outstanding convertible securities are converted.

Description of Outstanding Securities.
Degrees Plato LLC has no other securities outstanding. **Degrees Plato LLC** is a Limited Liability Company, as explained in Company Information, Statement of Eligibility and Principal Security Holders.

Recent Prior Control. **Degrees Plato LLC** was not and is not controlled by or under common control with a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds 5% of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering , in which any of the following persons had or is to have a direct or indirect material interest: (1) any director or officer of the issuer; (2) any person who is, as of the most recent practicable date, the beneficial owner of 20% or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (4) any immediate family member of any of the foregoing persons.

Description of Business

Degrees Plato is a California licensed Limited-Service Restaurant (NAICS 722513), specifically, an independent taproom and bottle shop located in the Laurel District of Oakland, California. Dedicated to being a "third space" community gathering place, Degrees Plato offers its' neighborhood a destination to bring people together over specialty brewer-focused craft beer and a casual dining experience highlighting the fresh ingredients of Oaxaca Mexico.

Financial Condition
Degrees Plato LLC has been in operations for 2.5 years. In 2018 the company posted $1,035,654 in revenues/sales and net income of $16,527. In 2017 the company posted $432,977 in revenues/sales and net income of $ -249,814 (operations started in June of 2017). These financial results are historical and not representative of what investors should expect in the future.

Proceeds from the offering are not necessary to the viability or liquidity of the business, but rather will be used to build out the outdoor space of their existing location, refinance their current SBA loan, and develop and create digital marketing content and branding. Degrees Plato plans to use the funds raised from the Reg CF offering shortly after its successful close.

The following is an overview of the indebtedness of **Degrees Plato LLC**:

Creditor	Issue Date	Amount	Outstanding Principal + Interest	Interest Rate	Maturity Date	Current with Payments
Main Street Launch (SBA Loan)	04/14/2017	$250,000	$188,549.98*	8.75%	04/14/2027	Yes

*Outstanding principal + Interest amount is as of October 31, 2019.

Degrees Plato LLC's financial statements are available in "Issuer Financial Information," which is on the issuer's offering page on the SMBX.

Risk Factors
Your crowdfunding investment in the bonds will involve risks. This section summarizes some but not all of the specific risks and investment considerations with respect to an investment in the bonds. This prospectus does not describe all of those risks and investment considerations, including risks and considerations relating to your particular circumstances. Neither **Degrees Plato LLC**, nor SMBX, nor any financial service provider related to this offering, are responsible for advising you of these risks now or as they may change in the future. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of **Degrees Plato LLC** and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You should consult with your own financial, tax and legal advisors, to carefully consider the following discussion of risks, among other matters, before deciding whether an investment in the bonds is suitable for you. These bonds are not an appropriate investment for you if you are not knowledgeable about important features of the bonds or financial matters in general. You should not purchase bonds unless you understand and know you can bear these investment risks.

Risks to the investor/purchaser include but are not limited to the following:

Prepayment Risk. **Degrees Plato LLC** may choose to redeem these bonds when prevailing interest rates are relatively low, or **Degrees Plato LLC** may feel that they can issue bonds at a lower interest rate. This is considered prepayment risk. If your bonds are redeemable at a time of our choosing, **Degrees Plato LLC** may choose to redeem your bonds from time to time. If this happens, it will most likely happen when prevailing interest rates are lower than the interest rate paid on your bonds. If prevailing interest rates are lower when we choose to redeem your bonds, you may not be able to reinvest the redemption proceeds in a comparable bond at an effective interest rate as high as the interest rate on the bonds being redeemed.

Repayment Risk. Our ability to make payments on the bonds depends upon the results of our operations. **Degrees Plato LLC,** intends to honor its debt-servicing obligations. However, our ability to do so depends on our ability to generate sufficient revenue to service our bond interest payments. Failure to generate sufficient revenue could prevent us from making distributions or otherwise providing cash needed in order to make payments on the bonds.

Liquidity Risk. The Reg CF Securities are issued in a transaction exempt from registration under the 1933 Act and are not registered thereunder or any other law of the United States, or under the securities laws of any state or other jurisdiction. Reg CF Securities purchased through the SMBX platform cannot be resold, pledged, assigned or otherwise disposed of during the one-year period starting with the date of purchase, unless they are transferred: (1) to the company itself; (2) to an "accredited investor" (as defined in as defined in Regulation D under the 1933 Act); (3) in connection with a registered offering of the Reg CF Securities with the SEC; (4) to a family member of the Investor, or to a trust of the Investor or one of its family members; or (5) in connection with the Investor's death or divorce. Therefore, if you require liquidity in your investment, you should not invest in Reg CF securities.

Subordination Risk. Our subordinated bonds will be subordinated to other obligations. Holders of subordinated bonds should recognize that contractual provisions in our Subordinated Indenture (see Subordination) may prevent us from making payments on our subordinated bonds. These subordinated bonds are unsecured, and subordinate and junior in right of payment to all of our senior indebtedness (as defined in the Subordinated Indenture), to the extent and in the manner provided in the Subordinated Indenture.

DESCRIPTION OF OFFERING

Use of Proceeds
The purpose of this offering is to raise **$250,000**. The total proceeds of the successful offering, less offering expenses will be **$250,000**.* **Degrees Plato LLC** intends to use the offering net proceeds to _develop outdoor space to attract more customers and to grow their community, refinance their existing SBA loan, create and distribute digital content for marketing to deepen and broaden the Degrees Plato brand, and have working capital to maximize operational efficiency and foster sustainable growth._

*For the Degrees Plato offering specifically, SMBX will not be charging a capital raise fee.

Investment Considerations
Cancellation of Investment. Investors have an unconditional right to cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the issuer's offering materials. An investor can reconsider his or her investment decision until the final 48 hours of the offering. Thereafter, an investor will not be able to cancel any investment commitments made within the final 48 hours of the offering (except in the event of a material change to the offering). If an investor does not reconfirm his or her investment commitment within 5 business days after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Delivery of Securities. Currently, **Degrees Plato LLC** is in sole possession of the bonds that **Degrees Plato LLC** will offer for sale to investors. In the event of the successful close of the offering, **Degrees Plato LLC** will complete the transaction by simultaneously providing successfully purchased bonds to investors via email which will be electronically executed and delivered to investors at the close of an offering and directing SMBX to direct the Escrow agent managing the account set up on behalf of the offering to release funds to **Degrees Plato LLC's** bank. SMBX acts as an intermediary in this transaction, but does not handle, manage, or possess offering-related securities or funds.

Overview of Offering Terms
This offering is for **Degrees Plato Series A 03-2027 bonds**, yielding fixed interest rates between **7% and 9%**. There are **84** months of payments, which includes principal + interest for each payment, payable on the same date each month as the bond issuance date (unless it is a bank holiday, weekend day or falls at the end of the month where the same day may not be present in every month of the year i.e. the 31st only occurs in certain months, at which point payment will be made the next business day that is not a bank holiday), starting **1** month after the close of the auction. These bonds have no voting rights. There is no dilution involved, nor is there any consequence for the company's existing capital structure. The terms of this offering may not be modified in any way, other than by cancellation of the offering by **Degrees Plato LLC** or the SMBX, which must occur prior to issuance of the bonds, defined as immediately after the successful close of the auction.

Payment of Principal and Interest

Principal and interest on the bonds will be paid to owners of a beneficial interest in the bonds in accordance with the arrangements set out below and determined by the outcome of the auction. There are **84** months of payments. Payments include principal + interest, payable on the same date each month as the bond issuance date (unless it is a bank holiday, weekend day or falls at the end of the month where the same day may not be present in every month of the year i.e. the 31st only occurs in certain months, at which point payment will be made the next business day that is not a bank holiday), starting **1** month after the close of the auction. Interest in the bonds accrues daily and is paid out monthly at the end of each period. In the event of a transfer of bond(s), the beneficial holder of the bond(s) at the end of the period will receive the principal + interest on the bond(s) for that month and for the remainder of the time they hold the bond(s) until the maturity of the bond(s).*

*Terms of the transference of ownership and its subsequent interest accrual method and payment are subject to change by the SMBX at any given time. Investors will be notified if any changes do occur.

Interest and Interest Rates

Each fixed-rate bond will begin to accrue interest on its issuance date, and continue to accrue interest until its maturity date, or if earlier, its redemption or repayment date. The formula used for computing interest is the following:

$$\text{Bond equivalent yield} = \frac{D \times N}{360 - (D \times M)} \times 100$$

Redemption and Repayment

Unless otherwise stated in the applicable appendix, the bonds will be repayable and redeemable by our company prior to their stated maturity date, at our discretion, but will otherwise not be redeemable at the discretion of investors prior to their stated maturity date, except in cases where nonperformance has triggered Rights of Acceleration clauses (please see Defaults and Rights of Acceleration, below).

Unless the applicable appendix states that the bond is not redeemable at our option prior to its stated maturity date, then on the first day of the following accrual period, we may redeem those bonds, either in whole or from time to time in part, by giving written notice to the holder of the bond being redeemed at least 30 but not more than 60 days before the redemption date or dates specified in that supplement. Interest payments will cease to accrue prior to at 5pm PT on the day before the first day of a new accrual period. For example, if the monthly principal + interest payments are on the 5th of each month, we will only redeem our bonds on the 5th of a given month. Interest will be accrued up until the 4th of the month for the previous period and will be paid to investors accordingly. Unless otherwise specified in the applicable supplement, the redemption or repayment price will equal 100% of the principal amount of the bond plus accrued and unpaid interest to the date or dates of redemption or repayment, but no future interest payments will be made on that bond.

We also may at any time purchase bonds, including those otherwise tendered for repayment by a holder, or a holder's duly authorized representative through the exercise of the Survivor's Option described below, at any price or prices in the open market or otherwise. We retain the discretion to purchase these bond at any price available on the market.

Survivor's Option

The "Survivor's Option" is a provision in a bond in which an issuer agrees to repay that bond, if requested by the authorized representative of the current beneficial owner of that bond, following the death of the current beneficial owner of the bond, so long as the bond was acquired by the current beneficial owner some time prior to the request.

There is no Survivor's Option for this bond. However, in the event of the death or incapacitation of the current beneficial owner of the bond, our company agrees to repay this bond, according to and consistent with its prearranged maturity schedule, as determined by the outcome of the auction, if requested by the authorized representative of the current beneficial owner of that bond, following the death or incapacitation of the current beneficial owner of the bond, so long as the bond was acquired by the current beneficial owner in a legal and legally-verifiable manner. At such point, the transfer of ownership to the new beneficial owner will have occurred. Receipt of payments through maturity of the bond by the new beneficial owner of the bond will require that the new beneficial owner register an account with SMBX, and qualify to register such an account. Subsequent paperwork relating to the transference of the physical bond certificates will also be processed by SMBX on behalf of **Degrees Plato LLC.** Unless the supplement in appendices relating this bond offering states otherwise, the Survivor's Option does not apply to this bond.

Requests for transfer of ownership by the authorized representative of the current beneficial owner of that bond may be sent to support@thesmbx.com or by calling 415-869-8819 between 9am PT and 5pm PT Monday through Friday.

Subordination

Unsecured Bonds

These bonds are unsecured debt. As a result, these bonds are subordinated in right of payment to our "Senior Indebtedness" to the extent and in the manner set forth in the Subordinated Indenture, as described below. The Subordinated Indenture generally defines "Senior Indebtedness" as any indebtedness for money borrowed, including all of our indebtedness for borrowed and/or purchased money, and all of our obligations arising from past senior liabilities that were outstanding on the date we executed the Subordinated Indenture, or were created, incurred or assumed after that date, and all deferrals, renewals, extensions and refunds of that indebtedness or obligations, unless the instrument creating or evidencing the indebtedness provides that the indebtedness is subordinate in right of payment to any of our other indebtedness.

Holders of subordinated bonds may be fully subordinated to interests held by creditors holding senior debt, or other beneficial owners with legal claim to liabilities in the event that we enter into a receivership, insolvency, liquidation or similar legal proceedings.

We will not be able to make any principal, premium or interest payments on the subordinated bonds or repurchase our subordinated bonds if there is a default or event of default on any Senior Indebtedness that would allow acceleration of the maturity thereof and that is not remedied and we and the trustee for the Subordinated Indenture (the "Subordinated Trustee") receive notice of this from the holders of any Senior Indebtedness or the Subordinated Trustee receives notice from us.

If any subordinated bond is declared due and payable before the stated maturity date or in connection with a distribution of our assets to creditors pursuant to a dissolution, winding up, liquidation or reorganization, any principal, premium or interest owing to holders of our Senior Indebtedness will be paid to those holders before any holders of subordinated bonds will be paid. However, if such amounts were previously paid to the holder of a subordinated bond or the Subordinated Trustee, the holders of our Senior Indebtedness will not have first rights to such amounts previously paid, but will have first rights to such amounts going forward.

Until all Senior Indebtedness is repaid in full, the holders of subordinated bonds will be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of our assets.

Due to differing subordination provisions in various series of subordinated debt securities issued by us and our predecessors, in the event of a dissolution, winding up, liquidation, reorganization, insolvency, receivership or other proceeding, holders of the subordinated bonds may receive more or less, ratably, than holders of some of our other series of our outstanding subordinated debt securities.

Defaults and Rights of Acceleration

This Indenture defines an event of default as any one of the following events: our failure to make scheduled payment when due on any bonds; our failure to make scheduled payment on any bonds within 30 days after the scheduled payment is due; our breach of any of our other covenants contained in this Indenture that is not cured within 90 days after written notice to us by the intermediary on behalf of bondholders; and certain events involving our bankruptcy, insolvency or liquidation. Payment of principal of these bonds may or may not be accelerated in the case of a default. However, intermediary will determine the proper course, based on what is in the best interests of bondholders.

Collection of Indebtedness

If we fail to make scheduled payments on these bonds, or if we are over 30 days late on a payment on these bonds, on behalf of the interests of bondholders, the intermediary to this transaction (SMBX) will demand that we pay to an escrow account set up for bondholders, for the benefit of the bondholders, under the applicable Indenture, the amount which is due and payable on those bonds. If we fail to pay the required amount on demand, the intermediary may take appropriate actions, including instituting judicial proceedings, or referring out to a third-party collection agency, in an order that the intermediary determines is in the best interests of bondholders.

Opening New Bond Series and Future Funding

Nothing in the terms of this offering prohibit or otherwise prevent **Degrees Plato LLC** from issuing subsequent bonds or funding itself in the future by any means determined appropriate or necessary by the principals of **Degrees Plato LLC**, provided that such funding methods do not violate securities law or any issuance limits placed by securities law on issuers, regardless of withstanding exemptions.

REGISTRATION AND SETTLEMENT

Book-Entry System

All of the bonds we offer will be issued by our company and provided directly to investors in a pdf "certificate form" via email through the SMBX portal, and a record of ownership will be kept in "book-entry only form", recorded in the SMBX backend database, and will be represented to investors in their "Portfolio."

SMBX back-office accounting system automatically records which bondholders have been issued bonds by our company. However, SMBX does not manage, possess, or handle securities exchanged across its platform. All issuances are directly between the issuer and bondholders.

Registration, Transfer, and Payment of Certified Bonds

Registration. Registration of beneficial ownership of bonds in the book entry system is automatically triggered at the successful close of the auction after bonds have been allocated, confirmed by investors, and registration in the book entry system automatically populates the registrant ID of the registered bond holder. The transaction is also recorded in the investor's "Portfolio" history and current bond holdings so that investors are able to see their positions at any given point in time. Finally, a physical digital bond certificate is also generated, electronically signed, and distributed directly to investors via email. The SMBX facilitates this process on our behalf and at our direction only.

Transfer. Transfer of ownership of bonds from one registered investor to another investor involves the current owner directly transferring their beneficial ownership of the bond to the new owner for a cash amount agreed to by both parties or by some other method of agreement. Please note however, that the requirements of transference in the first year is subjected to Reg CF rules where Reg CF Securities purchased through the SMBX platform cannot be resold, pledged, assigned or otherwise disposed of during the one-year period starting with the date of purchase, unless they are transferred: (1) to the company itself; (2) to an "accredited investor" (as defined in as defined in Regulation D under the 1933 Act); (3) in connection with a registered offering of the Reg CF Securities with the SEC; (4) to a family member of the Investor, or to a trust of the Investor or one of its family members; or (5) in connection with the Investor's death or divorce. In the event there is a transfer of bonds from the original owner to a new owner, both the original and new owners should contact the issuer and the SMBX to notify them of the change in ownership so that both the issuer and SMBX may record the transfer of ownership in the books and records. This transfer must be done in accordance to the bylaws of the issuer. The record of the old certificate will then be void and a new certificate will be created, executed and distributed to the investor via email.

Payment. Payments made between investors and issuers at issuance and between issuer and investors upon scheduled bond payments are all directed through a qualified third party, which is our Escrow bank agent, Boston Private Bank and Trust Company. SMBX does not hold, manage, possess or otherwise handle customer securities or funds. When an investor makes an investment commitment, our company will direct SMBX to direct our payments processor to withdraw the funds from the investor's bank account in order to place in an escrow account operated by Boston Private. At the close of the offering, our company will direct SMBX to promptly direct its payments processor to transmit funds from Boston Private to the issuer (us) when the aggregate amount of investment commitments from all investors is equal to or lesser than the target amount of the offering provided it has been agreed to by the issuer (us), and the cancellation period for each investor has expired. Likewise, investors will direct SMBX to direct its payment processor to direct Boston Private to either deposit money into or withdraw money from their registered bank account, depending on the situation.

TAX CONSEQUENCES TO U.S. HOLDERS

Debt Crowdfunding Securities

Our **Degrees Plato Series A 03-2027 bonds** are a form of debt securities. The bonds will accrue monthly interest payments on the outstanding principal like a loan and will be paid to investors on a monthly basis. The payments will include principal + interest. Our investors do not have an equitable interest in **Degrees Plato LLC.** They are essentially lenders to **Degrees Plato LLC** in which they are providing the funds for a specific transaction and are receiving interest payments according to the agreement. This type of transaction is different from an equity deal and, accordingly, the tax implications can differ.

Taxpayers investing in debt securities are typically not partners to an operating trade or business but are investors of the securities **Degrees Plato LLC** has issued. They do not get to participate in any financial upside of the business. Accordingly, the interest payments they receive on their bonds are typically classified as interest income. Interest on bonds, mutual funds, CDs, and demand deposits of $10 or more is taxable. Taxable interest is taxed just like ordinary income. The investor will receive a 1099-INT at the end of the year that reflects the interest income they received and should file their taxes accordingly.

Ultimately investors need to carefully review any crowdfunding offering and make sure that they understand the tax ramifications. In addition, they should make sure to engage a qualified CPA or other tax professional to assist them with their tax return.

REGULATORY CONSIDERATIONS

Legal Authority and Obligations of SMBX

Legal authority of SMBX, issuers, and investors to participate in Reg CF securities offerings. SMBX is a FINRA-registered funding portal, but is not required to register as a broker-dealer, an alternative trading system, or an exchange. SMBX accepts investment commitments on behalf of issuers for securities offered in reliance on Section 4(a)(6) of the Securities Act. In doing so, SMBX effects transactions in securities for the account of others by, among other things, ensuring that investors comply with the conditions of Securities Act Section 4A(a)(4) and (8), by making the securities available for purchase through the funding portal, and ensuring the proper transfer of funds and securities as required by Securities Act Section 4A(a)(7). SMBX however does not:
- Offer investment advice or make recommendations;
- Solicit purchases, sales or offers to buy securities offered or displayed on its platform;
- Compensate promoters and others for solicitations or based on the sale of securities;
- Hold, possess, or manage investor funds or securities.
- Have a financial interest in any issuer using its services.

SMBX advises issuers offering securities on its platform. SMBX advises issuer about the structure and content of the issuer's offering. This includes but is not limited to assisting the issuer in preparing offering documentation, forms for the issuer to use in its offering that help it comply with its disclosure obligations, advice about the types of securities the issuer can offer, the terms of those securities, and the procedures and regulations associated with Reg CF. However, SMBX does not offer investment advice or recommendations; does not solicit purchases, sales, or offers to buy the securities offered or displayed on its website or portal; does not compensate employees, agents, or other persons for such solicitation or based on the sale of securities displayed or referenced on its website or portal; does not hold, manage, possess, or otherwise handle investor funds or securities; and any other activities prohibited by the SEC.

Safe harbor for SMBX. SMBX can determine whether and under what terms to allow an issuer to offer and sell securities in reliance on Securities Act Section 4(a)(6) through its platform, while also complying with all other provisions of Reg CF, including the prohibition on providing investment advice or recommendations. SMBX uses algorithmic scores that are objective in order to advise issuers, including advising the issuer on the range of bond yields to qualify for a bond offering on SMBX. However, SMBX does not advertise, make statements or otherwise represent that the offerings listed on its platform are safer or better investments than those listed on other platforms. SMBX also does not use subjective criteria when to assessing an issuer.

Information about the offering is made available to the SEC and the general public no later than 21 days prior to execution of the sale of securities. SMBX makes available to the SEC and investors any information provided by the issuer pursuant to Section 4A(b), no later than 21 days prior to the first day on which securities are sold to any investor, during which time the intermediary may accept investment commitments. By signing this agreement, you are acknowledging that you have been informed that SMBX makes available to the SEC and investors any information provided by the issuer pursuant to Section 4A(b) no later than 21 days prior to the first day on which securities are sold to any investor, during which time the intermediary may accept investment commitments. This information will remain publicly available on SMBX platform until the offer and sale of securities is completed or cancelled (including any additional information provided by the issuer). SMBX does not require any person to establish an account with SMBX in order to access this information.

SMBX provides offering-related communication channels between issuer and investors. SMBX provides offering-related communication channels between issuer and investors, but does not participate in these communications, other than to establish guidelines about communication and to remove abusive or potentially fraudulent communications.

Terms of Investor Participation

SMBX-origination is restricted to SMBX. SMBX-originated crowdfunding transactions must be conducted exclusively through SMBX.

Right to denial of platform access. SMBX will deny access to its platform to an issuer, or cancel an offering of an issuer, that the funding portal believes may present the potential for fraud or otherwise raises investor protection concerns. It will also deny access to its platform if it reasonably believes that it is unable to adequately or effectively assess the risk of fraud of the issuer or its potential offering.

Cancellation of offering. An offering may be cancelled, for reasons that may vary, by either SMBX or the issuer. Issuer and SMBX reserve the right to cancel an offering at any time at discretion. When an offering is cancelled, investors will receive notification by email of the offering's cancellation, and all investment commitments will be credited back to investors' bank accounts per standard ACH processing times.

Investing in Reg CF securities includes risk of financial loss. Investing in Reg CF securities includes financial risks, including loss of money invested. By signing this agreement, you are acknowledging that investing in Reg CF securities includes risks, including loss of money invested. Each time before making an investment commitment, an investor must review relevant investor educational materials, and understand that the entire amount of his or her investment may be lost and is in a financial condition to bear the loss of the investment.

Investor acknowledgement of investment limits. Securities Act Section 4(a)(6)(B) limits the aggregate amount of securities that can be sold by an issuer to an investor in reliance on Section 4(a)(6) during the latest 12-month period. Securities Act Section 4A(a)(8) requires that SMBX, as a Reg CF funding portal, make efforts to ensure that no investor has made purchases in the aggregate, from all issuers, that exceed the limits in Section 4(a)(6). During the 12-month period preceding the date of such transaction, an investor's aggregate investment cannot exceed: (i) the greater of $2,200 or 5% of the lesser of the investor's annual income or net worth of such investor, as applicable, if either the annual income or the net worth of the investor is less than $107,000; and (ii) 10% of the annual income or net worth of such investor, as applicable, not to exceed a maximum aggregate amount sold of $107,000, if either the annual income or net worth of the investor is equal to or more than $107,000. SMBX relies on an investor's representations concerning annual income, net worth and the amount of the investor's other investments in securities sold in reliance on Section 4(a)(6) through other intermediaries unless SMBX has a reasonable basis to question the reliability of the representation.

Investor will accept information solely by electronic means. Investors must consent to accept all offering and offering-related information required by Subpart C of Regulation Crowdfunding through electronic means, including but not limited to, educational materials, notices and confirmations.

Acknowledgement of educational materials made available prior to investing. Before investing in any securities sold on SMBX, you will the opportunity to review educational materials via email upon your account registration and in HELP, which includes the following information:
- the process for the offer, purchase and issuance of securities through the intermediary;
- the risks associated with investing in securities offered and sold in reliance on Section 4(a)(6);
- the types of securities that are offered on SMBX and the risks associated with each type of security, including the risk of having limited voting power as a result of dilution;
- the restrictions on the resale of securities offered and sold in reliance on Section 4(a)(6);
- the types of information that an issuer is required to provide in annual reports, the frequency of the delivery of that information, and the possibility that the issuer's obligation to file annual reports may terminate in the future;
- the limits on the amounts investors may invest, as set forth in Section 4(a)(6)(B);
- the circumstances in which the issuer may cancel an investment commitment;
- the limitations on an investor's right to cancel an investment commitment;
- the need for the investor to consider whether investing in a security offered and sold in reliance on Section 4(a)(6) is appropriate for him or her; and
- that following completion of an offering, there may or may not be any ongoing relationship between the issuer and SMBX.

Acknowledgement of the restrictions on the cancellation of an investment. Investors have an unconditional right to cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the issuer's offering materials. An investor can reconsider his or her investment decision until the final 48 hours of the offering. Thereafter, an investor will not be able to cancel any investment commitments made within the final 48 hours of the offering (except in the event of a material change to the offering). By participating in an offering, you are acknowledging that you will not be able to cancel any investment commitments made within the final 48 hours of the offering. If an investor does not reconfirm within 5 business days his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Limitations on Investments
Restrictions on Transfer of the Bonds Being Offered. The bonds being offered may not be transferred by any purchaser of such bonds during the one year period beginning when they were issued, unless such bonds are transferred:(1) to the issuer; (2) to an accredited investor; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. (PLEASE NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.)

Issuer Obligations
Issuers and affiliates of issuers must disclose their identity when posting in the News channel of the offering page. Any person posting in the News channel of the offering page, which is the communication channel, must clearly and prominently disclose with each posting whether he or she is a founder or an employee of an issuer engaging in promotional activities on behalf of the issuer, or is otherwise compensated, whether in the past or prospectively, to promote the issuer's offering.

Promoters of the issuer are required to disclose their identity and receipt of compensation. Promoters of offerings are required to disclose in all communications on SMBX their receipt of compensation and the fact that he or she is engaging in promotional activities on behalf of the issuer.

Notification to investors of material change made to an offering. Material changes made by the issuer to the offering terms require notification to investors, and require reconfirmation by investors of their investment commitments within five business days. Reg CF defines "material changes" as 'information [with] substantial likelihood that a reasonable investor would consider it important in deciding whether or not to purchase the securities.'

Where You Can Find More Information
More information on general matters related to investing in this and other offerings can be found in the Help section of the SMBX mobile App, which is available for free download in the App Store or in our Investment Center at www.investor.thesmbx.com.
